# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WK Kellogg Co, CIK 0001959348
CUSIP: 92942W107
Title of class of securities: Common Stock par value $0.0001
Address of issuer's principal executive offices: ONE KELLOGG SQUARE, BATTLE CREEK, Michigan (MI), 49017
Date of event which requires filing of this statement: 01/22/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052525

## Reporting persons
- Platin Holdings S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,331,725; sole dispositive power 0; shared dispositive power 4,331,725; aggregate amount beneficially owned 4,331,725 (5.03% of the class)
  Comment: Percent of Common Stock beneficially owned is based on 86,125,244 shares of the Issuer's Common Stock, par value $0.0001 per share (the "Common Stock"), outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 7, 2024.
- Olivier Goudet: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,331,725; sole dispositive power 0; shared dispositive power 4,331,725; aggregate amount beneficially owned 4,331,725 (5.03% of the class)
  Comment: Percent of Common Stock beneficially owned is based on 86,125,244 shares of the Issuer's Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024.

## Item 1. Issuer
Name of issuer: WK Kellogg Co
Address of issuer's principal executive offices: ONE KELLOGG SQUARE, BATTLE CREEK, MI 49017

## Item 2. Person Filing
Name of person filing: Platin Holdings S.a r.l.
Address of principal business office or, if none, residence: 4, Rue Jean Monnet, L-2180 Luxembourg
Citizenship: Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,331,725
Percent of class: 5.03
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,331,725
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,331,725

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Platin Holdings S.a r.l.: /s/ Jonathan Norman, Jonathan Norman (01/24/2025)
- Olivier Goudet: /s/ Olivier Goudet, Olivier Goudet (01/24/2025)